UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CoConnect, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19188W 301

(CUSIP Number)

Allan Kronborg

Nellerødvej 65

3200 Helsinge, Denmark

(+45) 4098 9209

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19188W 301	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Allan Kronborg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Denmark

	7.	SOLE VOTING POWER

		566,714
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		566,714
PERSON WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,714
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 19188W 301	13D	Page 3 of 4 Pages

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2014 (as previously amended, the “Original Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (“Shares”), of CoConnect, Inc., a Nevada corporation (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (c) of Item 5 of the Original Schedule 13D are amended and restated to read as follows:

(a) As of the date of this Amendment, the Reporting Person beneficially owned 566,714 Shares, constituting 17.5% of the outstanding Shares. The percentage of Shares owned is based upon 3,239,428 Shares outstanding as of March 23, 2015, as indicated by inquiry of the Issuer’s transfer agent.

(c) 461,000 Shares were acquired on May 1, 2014, as described in Item 3 of the Original Schedule. On May 21, 2014, the Reporting Person acquired 85,714 additional Shares from PacificWave Partners Ltd. in a private transaction. The purchase price was $0.875 per share. On March 23, 2015, the Reporting Person acquired 20,000 shares from the Issuer at a purchase price of $1.00 per share paid in cash.

CUSIP No. 19188W 301	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Allan Kronborg
Allan Kronborg